PRESS RELEASE

Banro and Banro Group (Barbados) Limited Declare Dividends Payable on
Series A Preference Shares of Banro and Preferred Shares of Banro Group (Barbados) Limited

Toronto, Canada – June 19, 2015 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) hereby notifies holders of Series A Preference Shares of Banro (“Banro Series A Shares”) and holders of Preferred Shares of Banro Group (Barbados) Limited (“Barbados Preferred Shares”) that further to the Company’s press release of June 16, 2015, the board of directors of each of Banro and Banro Group (Barbados) Limited has authorized and declared a dividend payable of US$0.75 per Banro Series A Share and Barbados Preferred Share.

The dividend is payable to holders of record of Banro Series A Shares and Barbados Preferred Shares on June 26, 2015 and will be paid on June 30, 2015.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of commissioning of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com